OSISKO DEVELOPMENT TO COMMENCE TRADING ON THE
NEW YORK STOCK EXCHANGE

Montréal, May 23, 2022 - Osisko Development Corp. ("Osisko Development" or the "Corporation") (ODV: TSX-V) is pleased to announce that it has been approved to list its common shares (the "Common Shares") on the New York Stock Exchange ("NYSE"). The Common Shares are expected to commence trading on the NYSE on May 27, 2022 under the trading ticker symbol "ODV". Osisko Development will retain its listing on the TSX Venture Exchange ("TSXV") under the symbol "ODV".

Upon the Common Shares commencing trading on the NYSE, the escrow release condition relating to the subscription receipts of the Corporation (the "Subscription Receipts") issued on March 4, 2022, March 29, 2022 and April 21, 2022 will be satisfied. Upon the satisfaction of such escrow release condition, a total of US$119.4 million in cash proceeds will be automatically released by TSX Trust Company, as subscription receipt agent, to the Corporation, and the Subscription Receipts will convert, without any action on the part of the holders thereof, into the underlying securities.

Sean Roosen, Chair and Chief Executive Officer of Osisko Development, stated: "We are very pleased to announce our listing on the NYSE, another milestone in positioning Osisko Development for growth. We continue to focus on value creation for our shareholders, and listing on the NYSE provides our U.S. based shareholders with direct trading while also improving our access to capital."

"We are excited to welcome Osisko Development to the NYSE community," said John Tuttle, Vice Chair and Chief Commercial Officer, NYSE Group. "We look forward to working with the company to deliver the benefits of our unique market model and world-class services."

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora.

For further information about Osisko Development Corp., please contact:

Sean Roosen, CEO Telephone: (514) 940-0685 Email: sroosen@osiskodev.com	Jean Francois Lemonde, VP Investor Relations Telephone: (514) 299-4926 Email: jflemonde@osiskodev.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements.

Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release, refer to the Corporation's most recent Annual information Form filed on SEDAR (www.sedar.com) under the Corporation's issuer profile and available under the Corporation's profile at the U.S. Securities and Exchange Commission's EDGAR website (www.sec.gov). The forward-looking information set forth herein reflects the Corporation's expectations as at the date of this news release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.